                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
                             AIMCO PROPERTIES, L.P.
                                 AIMCO-GP, INC.
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           TWIN LAKES APARTMENTS, LLC
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                          (Title of Class of Securities

                                      NONE
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
--------------------------------------------------------------------------------
  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person (s) Filing Statement)


                                   Copies to:
                                Gregory M. Chait
                                  M. Todd Wade
                     Powell, Goldstein, Frazer & Murphy LLP
                     191 Peachtree Street, N.E., Suite 1600
                             Atlanta, Georgia 30303
                                 (404) 572-6600

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

    Transaction Valuation*                       Amount of Filing Fee
    ----------------------                       --------------------
         $19,500,000                                   $2,470.65

* For purposes of calculating the fee only. This amount assumes the sale of the assets of U.S. Realty Partners Limited Partnership for $19,500,000. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(A)(ii) and



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   Rule 0-11(c) under the Securities Exchange Act of 1934, as amended, equals
   $126.70 per $1,000,000 of the asset sale price.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid     $2,470.65                 Filing Party:U.S. Realty Partners Limited Partnership
                      ---------------------------                 ----------------------------------------

Form or Registration No.: PRE14C                     Date Filed:     September 3, 2004
                         ------------------------               ------------------------------------------

                              TRANSACTION STATEMENT

         This Transaction Statement on Schedule 13E-3 relates to the sales of the properties of U.S. Realty Partners Limited Partnership, a Delaware limited partnership (the "Partnership"), and an amendment to the Partnership's agreement of limited partnership, all of which are described in the proxy statement on
Schedule 14A, filed contemporaneously with this Transaction Statement (the "Proxy Statement"). A copy of the Proxy Statement is filed with this Schedule 13E-3 as Exhibit (a)(1). The item numbers and responses thereto below are provided in accordance with the requirements of Schedule 13E-3.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "SUMMARY" in the Proxy Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The information set forth under "THE PARTNERSHIP AND THE PROPERTIES
- The Partnership" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under "SUMMARY - Approval of the Proposals" and "CONSENTS REQUIRED" in the Proxy Statement is incorporated herein by reference.

         (c) The information set forth under "TRANSACTIONS INVOLVING PARTNERSHIP UNITS - Secondary Market Transactions" in the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under "TRANSACTIONS INVOLVING PARTNERSHIP UNITS - Distributions" in the Proxy Statement is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth under "TRANSACTIONS INVOLVING PARTNERSHIP UNITS - Prior Tender Offers" and "TRANSACTIONS INVOLVING PARTNERSHIP UNITS - Prior Purchases by Affiliates" in the Proxy Statement is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) - (b) The information set forth under "THE PARTNERSHIP AND THE PROPERTIES - The Partnership" and "INFORMATION CONCERNING THE PURCHASER AND AIMCO - AIMCO" in the Proxy Statement is incorporated herein by reference.

         (c) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth under "SUMMARY," "SPECIAL FACTORS," "THE THIRD PARTY SALE," "THE AMENDMENT," "THE AFFILIATE SALE," "UNITED STATES FEDERAL INCOME TAX CONSEQUENCES," AND "CONSENTS REQUIRED" in the Proxy Statement is incorporated herein by reference.

         (c) Not applicable.

         (d) The information set forth under "NO APPRAISAL RIGHTS" in the Proxy Statement is incorporated herein by reference.

         (e) The information set forth under "GENERAL LEGAL MATTERS" in the Proxy Statement is incorporated herein by reference.

         (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) The information set forth under "CONFLICTS OF INTEREST" in the Proxy Statement is incorporated herein by reference.

         (b) - (c) The information set forth under "TRANSACTIONS INVOLVING PARTNERSHIP UNITS - Prior Tender Offers," "TRANSACTIONS INVOLVING PARTNERSHIP UNITS - Prior Purchases by Affiliates," and "TRANSACTIONS INVOLVING PARTNERSHIP UNITS - Recent Transactions by Affiliates" in the Proxy Statement is incorporated herein by reference.

         (e) The information set forth under "CONFLICTS OF INTEREST" and "TRANSACTIONS INVOLVING PARTNERSHIP UNITS - Voting and Other Arrangements" in the Proxy Statement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) Not applicable.

(c)(1) - (8) The information set forth under "PLANS AFTER THE SALES" in the Proxy Statement is incorporated herein by reference. Except as set forth in "PLANS AFTER THE SALES" in the Proxy Statement, none of AIMCO, AIMCO

Properties, the General Partners or the Affiliated Purchaser has any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a purchase or sale or transfer of a material amount of the Partnership's assets; any changes in the Partnership's present capitalization, indebtedness or distribution policy; any changes in composition of the Partnership's senior management or personnel or their compensation; any other material changes in the Partnership's structure or business; causing the Partnership's units to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or causing the suspension of the Partnership's obligation to file reports under
Section 15(d) of the Exchange Act.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) - (c) The information set forth under "SPECIAL FACTORS - BACKGROUND" and "SPECIAL FACTORS - REASONS FOR AND FAIRNESS OF THE PROPOSALS in the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under "THE THIRD PARTY SALE - Effects of the Sale," 'THE AFFILIATE SALE - Effects of the Sale," and "UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" in the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         (a) - (b) The information set forth under "SPECIAL FACTORS - REASONS FOR AND FAIRNESS OF THE PROPOSALS - Fairness of the Proposals" in the Proxy Statement is incorporated herein by reference.

         (c) The information set forth under "SUMMARY - Approval of the Proposals" and "SPECIAL FACTORS - REASONS FOR AND FAIRNESS OF THE PROPOSALS - Fairness of the Proposals - Procedural Fairness of the Proposal" in the Proxy Statement is incorporated herein by reference.

         (d) - (e) The information set forth under "SPECIAL FACTORS - REASONS FOR AND FAIRNESS OF THE PROPOSALS - Fairness of the Proposals - Procedural Fairness of the Proposal" in the Proxy Statement is incorporated herein by reference.

         (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) - (c) The information set forth under "SPECIAL FACTORS - REASONS FOR AND FAIRNESS OF THE PROPOSALS - Appraisal of Twin Lakes" in the Proxy Statement is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) - (b), (d) The information set forth under "SOURCE OF FUNDS" in the Proxy Statement is incorporated herein by reference.

         (c) The information set forth under "FEES AND EXPENSES" in the Proxy Statement is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth under "THE PARTNERSHIP AND THE PROPERTIES
- The General Partners" and "SECURITY OWNERSHIP" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under "TRANSACTIONS INVOLVING PARTNERSHIP UNITS - Recent Transactions by Affiliates" in the Proxy Statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d) Not applicable.

         (e) The information set forth under "NO RECOMMENDATION BY THE GENERAL PARTNERS" in the Proxy Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         (a) The information set forth under "SUMMARY FINANCIAL INFORMATION" in the Proxy Statement is incorporated herein by reference. In addition, the audited financial statements for the Partnership's 2003 and 2002 fiscal years set forth in Part II, Item 7 of the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC and the unaudited financial statements for the nine months ended September 30, 2004 and 2003 filed with the SEC on November 15, 2004 are incorporated herein by reference.

         (b) The information set forth under Appendix A to the Proxy Statement is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth under "FEES AND EXPENSES" in the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

ITEM 15. ADDITIONAL INFORMATION.

         (b) The information set forth in the Proxy Statement is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a)(1) Proxy Statement, filed on Schedule 14A on December 7, 2004 is incorporated herein by reference.

(b)(1) Amended and Restated Secured Credit Agreement, dated as of November 2, 2004, by and among Apartmetn Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers and Bank of America, N.A., Keybank National Association, and the Lenders listed therein (Exhibit 10.4 to Apartment Investment and Management Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 is incorporated herein by this reference).

(c)(1) Appraisal Report, dated as of April 28, 2004, by KTR Newmark Real Estate Services LLC. (Previously filed)

(d)               None.

(f) Appraisal Rights (The information set forth under "APPRAISAL RIGHTS" and Appendix B to the Proxy Statement filed as Exhibit (a)(1) hereto is incorporated herein by reference.)

(g)               None.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2004                     U.S. REALTY PARTNERS LIMITED
                                            PARTNERSHIP

                                            By: U.S. Realty I Corporation, its
                                                General Partner

                                            APARTMENT INVESTMENT AND MANAGEMENT
                                            COMPANY

                                            AIMCO PROPERTIES, L.P.

                                            By: AIMCO-GP, Inc., its General
                                                Partner

                                            AIMCO-GP, INC.

                                            U.S. REALTY I CORPORATION

                                            TWIN LAKES ASSOCIATES, L.L.C.

                                            By: AIMCO Properties, L.P., its Sole
                                                Member

                                                By: AIMCO-GP, Inc., its General
                                                    Partner

                                            By: /s/ Martha L. Long
                                                --------------------------------
                                                Senior Vice President of each
                                                of the foregoing entities

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
(a)(1)            Proxy Statement, filed on Schedule 14A on December 7,
                  2004 is incorporated herein by reference.

(b)(1)            Amended and Restated Secured Credit Agreement, dated as of
                  November 2, 2004, by and among Apartment Investment and
                  Management Company, AIMCO Properties, L.P., AIMCO/Bethesda
                  Holdings, Inc., and NHP Management Company as the borrowers and Bank of America, N.A., Keybank National Association, and the Lenders listed therein (Exhibit 10.4 to Apartment
                  Investment and Management Company's Quarterly Report on Form
                  10-Q for the quarterly period ended September 30, 2004 is incorporated herein by this reference).

(c)(1)            Appraisal Report, dated as of April 28, 2004, by KTR Newmark
                  Real Estate Services LLC. (Previously filed)

(d)               None.

(f)               Appraisal Rights (The information set forth under "APPRAISAL
                  RIGHTS" and Appendix B to the Proxy Statement filed as Exhibit (a)(1) hereto is incorporated herein by reference.)

(g)               None.